


15005512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
1/16/15

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-9-15

Re: Chevron Corporation
Incoming letter dated January 16, 2015

Dear Mr. Hansen:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to Chevron by the International Brotherhood of Teamsters General Fund, the Ursuline Sisters of Tildonk, U.S. Province and Mercy Investment Services, Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

Valerie Heinonen
Ursuline Sisters of Tildonk, U.S. Province, and Mercy Investment Services, Inc.
heinonenv@juno.com

March 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 16, 2015

The proposal requests that the board make available a report on Chevron's criteria for (i) investment in, (ii) continued operations in, and (iii) withdrawal from specific high-risk countries.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, it appears that Chevron's public disclosures compare favorably with the guidelines of the proposal and that Chevron has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Chevron relies.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

January 16, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of the International Brotherhood of Teamsters General Fund et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from The International Brotherhood of Teamsters General Fund, The Ursuline Sisters of Tildonk, U.S. Province, and Mercy Investment Services, Inc. (together, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the U.S. Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> BE IT RESOLVED: The shareholders request the Board to make available by the 2015 annual meeting a report, omitting proprietary information and at reasonable cost, on Chevron's criteria for – (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific high-risk countries.

The Proposal's Supporting Statement indicates that the Proponents "believe [the Company's] current country selection process is opaque, leaving unclear how [the Company] determines whether to invest in or withdraw from countries where: the government has engaged in ongoing, systematic human rights violations; there is a call for economic sanctions by human rights and democracy advocates; and [the Company's] presence exposes it to government sanctions, negative publicity, and consumer boycotts." In addition, the Proposal's "Whereas" clause discusses at length alleged human rights violations in Myanmar as well as "other countries with [allegedly] controversial human rights records: Angola, Kazakhstan, and Nigeria."

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as <u>Exhibit A</u>.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), then we believe that the Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By Public Disclosures On The Company's Website.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998).

The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Moreover, a company need not implement a stockholder proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., The Boeing Co.* (avail. Feb. 17, 2011) (concurring in exclusion under Rule 14a-8(i)(10) of a proposal that requested that the company "review its policies related to human rights" and report its findings, where the company had already adopted human rights policies and provided an annual report on corporate citizenship); *The Procter & Gamble Co.* (avail.

Aug. 4, 2010) (concurring in the exclusion of a proposal requesting that the board adopt a comprehensive policy on the human right to water based on a United Nations document, when the company revised its existing water policy and only adopted those factors from the United Nations Document that were "most relevant to the corporate community"); *Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Exxon Mobil Corp.* (avail. Mar. 23, 2009) (concurring in the exclusion of a proposal requesting the board to prepare a semi-annual report detailing the company's policies for political contributions and any contributions made where the company demonstrated substantial implementation of each element of the proposal).

Exclusion under Rule 14a-8(i)(10) is particularly appropriate when a company can demonstrate that it has taken actions to address each element of a stockholder proposal. *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures).

B. The Company Has Substantially Implemented The Proposal Through Its Publicly Available Statement Entitled "Global Operations, One Approach."

The Proposal requests that the Company prepare a report disclosing the Company's "criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific high-risk countries." The Proposal's "Whereas" clause and Supporting Statement argue that the Company's "current country selection process is opaque, leaving unclear how [the Company] determines whether to invest in or withdraw from countries where: the government has engaged in ongoing, systematic human rights violations; there is a call for economic sanctions by human rights and democracy advocates; and [the Company's] presence exposes it to government sanctions, negative publicity, and consumer boycotts."

In August 2014, the Company made available on its website an updated statement and description of the criteria it uses for determining whether to invest in a country or a particular project, or continue or cease operations in any particular country. That statement, the Company's "Global Operations, One Approach" statement (the "Global Operations

Statement") is posted on the section of the Company's website devoted to Corporate Responsibility,[1] and a copy is attached hereto as Exhibit B.

The Global Operations Statement, including the other Company policies and procedures discussed in it, substantially implements the Proposal for purposes of Rule 14a-8(i)(10) because it "compare[s] favorably with the guidelines of the [P]roposal" and satisfactorily addresses the Proposal's essential objectives. In this regard, as detailed below, the Company's Global Operations Statement provides a publicly available report ("omitting proprietary information and at reasonable cost"), addressing the following topics requested by the Proposal: the criteria that the Company uses to determine whether to (1) initially invest in operations in a country (including any "high-risk" country); (2) continue existing operations in a country (including any "high-risk" country); and (3) cease its existing operations and withdraw from a country (including a "high-risk" country).

- *The Global Operations Statement discloses that the Company's decisions regarding investing in, maintaining operations in and withdrawing from all countries, including "high-risk countries," are guided by The Chevron Way*: "Chevron will operate where we can legally and profitably conduct our business in accordance with The Chevron Way values. These values place the highest priority on protecting people and the environment, respecting the law, supporting universal human rights and maintaining high ethical standards."

- *The Global Operations Statement then explains that The Chevron Way values are implemented in this decision-making through adherence to a number of corporate policies and procedures.* The Global Operations Statement explicitly states that these policies and procedures contain the criteria that the Company considers when making decisions to invest in, operate in, or withdraw from a country (including a "high-risk" country): "This specific framework of policies, processes and management system guides our decisions about our capital investments and operations and provides a standardized approach to identify and manage the financial and nonfinancial risks we encounter in our global business."

- *The Global Operations Statement next describes that these corporate policies and procedures include financial and nonfinancial criteria to be considered as part of the*

[1] Chevron Corporation, *Global Operations, One Approach* (Aug. 2014), *available at* http://www.chevron.com/documents/pdf/GlobalOperationsApproach.pdf. The Global Operations Statement, includes hyperlinks to information about The Chevron Way and the Company's Operational Excellence Management System (OEMS), Human Rights Policy, and Business Conduct and Ethics Code.

Company's "decision whether to invest in a country or a particular project, or continue or cease operations." The Global Operations Statement states that "Chevron's decision whether to invest in a country or a particular project, or continue or cease operations, requires us to consider financial and nonfinancial criteria" set forth in the Corporate Investment Manual, the Operational Excellence Management System ("OEMS"), and the Company's corporate policies including the Human Rights Policy and the Business Conduct and Ethics Code).[2]

- *Finally, the Global Operations Statement explains the financial and nonfinancial criteria considered as part of "[the Company's] decision whether to invest in a country or a particular project, or continue or cease operations."*

1. The *financial* criteria that the Company considers "consist of traditional and proprietary methods of financial evaluation," which are detailed in the Corporate Investment Manual. "These criteria are applied to all of our investments globally." For competitive reasons, the Company does not make its proprietary and confidential Corporate Investment Manual available to the public.

2. The *nonfinancial* criteria that the Company considers focus on "whether operating conditions will allow us to provide a safe and secure environment for our personnel and assets and uphold our support for human rights and anti-corruption." The Global Operations Statement then explains these criteria:

   a. First, the Company considers whether "operating conditions will allow us to provide a safe and secure environment for our personnel and assets," which is assessed using the OEMS.[3] As explained in the Global Operations Statement, the OEMS sets forth the Company's "expectations, processes and standards for our businesses to manage potential safety, environmental, operational and community risks across the life cycle of our assets and projects." As described in "An Overview of the OEMS," available on the Company's website,[4] these expectations are: (1) "[a]chieve an incident- and injury-free workplace"; (2) "[p]romote a healthy workforce and mitigate significant

[2] *Id.*

[3] The Company also reports in more detail on the OEMS. For example, Chevron publishes on its website "An Overview of the OEMS," which is available at http://www.chevron.com/documents/pdf/OEMS_Overview.pdf.

[4] *Id.*

workplace health risks"; (3) "[i]dentify and mitigate environmental and process safety risks"; (4) "[o]perate with industry-leading asset integrity and reliability"; and (5) "[e]fficiently use natural resources and assets." Thus, the Global Operations Statement explains that, "for all capital projects under [the Company's] operational control, the OEMS requires application of our Environmental, Social and Health Impact Assessment process," including "assessments of potential impacts to natural resources, water use, community health, human rights and livelihoods." This information is then "integrated into project decision-making to avoid or reduce potentially significant environmental, social and health impacts."

b. Second, the Company considers whether "operating conditions will allow us to . . . uphold our support for human rights," as expressed through the criteria set forth in the Company's Human Rights Policy.[5] That Policy explains in more detail the Company's efforts to identify and manage human rights issues in four areas relevant to its business: employees, security providers, community engagement and suppliers. Thus, the Global Operations Statement explains that decisions related to investments or continuing or ceasing operations will take into account assessments called for by the Human Rights Policy "that are designed to identify and manage potential issues in our operations associated with resettlement, security, suppliers, labor laws and practices and vulnerable groups such as indigenous peoples."

c. Finally, the Company considers whether "operating conditions will allow us to . . . uphold our support for . . . anti-corruption," as expressed through the criteria set forth in the Company's Business Conduct and Ethics Code.[6] As explained in the Global Operations Statement, this Code "requires strict compliance with policies and laws against foreign corrupt practices and our conflict of interest policies," and "[n]o matter where in the world we work, all employees are responsible for respecting all applicable laws and the policies in our code."

---

[5] Chevron Corporation, *About Our Human Rights Policy* (Apr. 2014), *available at* http://www.chevron.com/documents/pdf/AboutOurHumanRightsPolicy.pdf.

[6] Chevron Corporation, *Business Conduct and Ethics Code* (2014), *available at* http://www.chevron.com/documents/pdf/chevronbusinessconductethicscode.pdf.

In sum, the Global Operations Statement, including the other Company policies and procedures discussed in it, on the Company's website substantially implements the Proposal because it reports on the criteria that the Company uses to determine whether to (1) initially invest in operations in a country (including a "high-risk" country); (2) continue existing operations in a country (including a "high-risk" country); and (3) cease its existing operations and withdraw from a country (including a "high-risk" country).

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(10) of stockholder proposals that, like the Proposal, request a report where the company has already disclosed information that compares favorably with the guidelines of the proposal. *See, e.g., Pfizer Inc.* (avail. Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (in which the proposal requested that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website); *General Electric Co. (Recon.)* (avail. Feb. 24, 2011) (in which the proposal requested a report on legislative and regulatory public policy advocacy activities where the company prepared and posted on its website an approximately two-page political contributions report that the Staff determined "compare[d] favorably with the guidelines of the proposal"); *Alcoa Inc.* (avail. Feb. 3, 2009) (in which the proposal requested that the board of directors prepare a report on global warming that "may" address specific topics where the company "acknowledge[d] that its Climate Change Report, Sustainability Report and other global warming materials do not explicitly discuss the impact of [the company's] actions on 'changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided,' as requested by the [p]roposal," and argued that it has substantially implemented the proposal with its website disclosures that "report extensively on the company's policies and practices with respect to global warming"); *PG&E Corp.* (avail. Mar. 6, 2008) (in which the proposal requested that the board prepare a global warming report that "may" describe specified items, when the company published a global warming report that omitted some of the items that were suggested in the proposal).

In fact, the Staff has on a number of occasions concurred that disclosures provided by a company substantially implement a proposal seeking a report, even when the disclosures are not of the nature that the proponent would prefer. *See Exxon Mobil Corp.* (avail. Mar. 23, 2007) (concurring that a proposal calling for a report on the company's response to "pressure to develop renewable energy technologies and products" could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report proffered by the company was insufficient because it failed to adequately discuss renewable energy); *Honeywell International, Inc.* (avail. Feb. 21, 2007) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report proffered by the company "wholly fails to meet" the requirements of the proposal); *Honeywell International, Inc.* (avail. Feb. 21, 2006) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report proffered by the company was insufficient because it was no more than "a sketchy marketing presentation, with little or no data or analysis"); *Raytheon Co.* (avail. Jan. 25, 2006) (concurring that a proposal calling for a sustainability report could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report proffered by the company "fails to include basic objective data concerning the environment, human rights and corporate responsibility"); *Exxon Mobil Corp.* (avail. Mar. 18, 2004) (concurring that a proposal calling for a report "on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions" could be excluded under Rule 14a-8(i)(10), over the proponent's objection that the report proffered by the company was not responsive to the proposal).

As with the companies in the foregoing precedents, the Company already has disclosed on its corporate website the information that the Proposal requests. Like the companies in *Pfizer*, *General Electric*, and *Alcoa*, the Company has substantially implemented the Proposal by disclosing information that compares favorably with the guidelines of the Proposal: the Proposal seeks disclosure about the Company's criteria for investment in, continued operations in and withdrawal from "specific high-risk countries," which the Company has done by publishing the Global Operations Statement, including the other Company policies and procedures discussed in it and on the Company's website. Accordingly, the Company has substantially implemented the Proposal, and it may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), then we believe that the Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC, 287 F.2d 773, 781* (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also The Home Depot, Inc.* (avail. Mar. 12, 2014, *recon. denied* Mar. 27, 2014) (concurring in the exclusion of a proposal because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" where the proponent failed to define the key term "benchmark objective footprint information"); *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same).

As in the foregoing precedents, the Proposal uses an undefined term in requesting the publication of a report detailing the Company's criteria for deciding to invest, continue operations in, and withdraw from "specific high-risk countries." The term "specific high-risk countries" is central to the Proposal, as it purports to describe a discrete set of countries that the Company must include in the requested report. However, similar to the proposals in *Puget Energy*, *Home Depot*, *Berkshire Hathaway* and *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Proposal does not define the meaning of this key term. Rather, the term "specific high-risk countries" is unclear and without an ordinary, commonly understood meaning, thus creating confusion as to which specific countries the Company's report must cover.

In an attempt to determine the meaning of "specific high-risk countries," stockholders voting on the Proposal will find in the Supporting Statement three metrics that broadly describe the types of countries that may be of concern to the Proponents. However, even if these metrics purport to describe "high-risk countries," they do so only in general terms and do little to inform the Company or its stockholders as to which "specific" high-risk countries should, and should not, be included in the Company's report. For example, the Supporting Statement expresses the Proponents' view that the Company's current disclosures are unclear as to its investment decisions in those countries where "the government has engaged in ongoing, systematic human rights violations," but does not indicate upon which authority the Company should rely to determine whether or where such violations are occurring. The Proposal also expresses concern with those countries where "there is a call for economic sanctions by human rights and democracy advocates," but it does not offer any guidance as to which human rights and democracy advocates should be consulted. Finally, the Proposal suggests that the Company's report should include those countries where "[the Company's] presence exposes it to government sanctions, negative publicity, and consumer boycotts" but does not clarify how the Company is to gather data to assess and evaluate such potential exposure. This reference to assessing potential exposure is particularly problematic given the Company's size and the scope and complexity of its operations. The Company is one of the world's leading integrated energy companies, with a global workforce of approximately 64,500 employees operating in dozens of countries around the globe, including: Angola, Argentina, Australia, Azerbaijan, Bangladesh, Brazil, Cambodia, Canada, Chad, China, Colombia, Democratic Republic of the Congo, Denmark, Indonesia, Kazakhstan, Myanmar, the Netherlands, Nigeria, Norway, the Partitioned Zone between Saudi Arabia and Kuwait, the Philippines, Republic of the Congo, Singapore, South Africa, South Korea, Thailand, Trinidad and Tobago, the United Kingdom, the United States, Venezuela, and Vietnam. The Supporting Statement's inclusion of these metrics, without further elaboration, therefore renders the term "high-risk countries" vague and ambiguous and does not resolve the question of what "specific" high-risk countries the Company should include in the report requested in the Proposal.

Moreover, while the Proposal's "Whereas" clause names four countries in which the Company conducts business, including Myanmar, Angola, Kazakhstan, and Nigeria, neither the Proposal's "Resolved" clause nor its Supporting Statement indicates whether the

Proponents intend those countries to constitute, in whole or in part, the "specific high-risk countries" that are to be included in the Company's report. On the one hand, the Proposal's "Whereas" and "Resolved" clauses could suggest that the reference to "specific high-risk countries" means that the Proposal refers to only these countries while, on the other hand, the general and broad metrics described in the Proposal's Supporting Statement could indicate the Proposal may encompass a much larger group of countries that may or may not include the countries named in the "Whereas" clause. Absent further clarification, the report's content and breadth remain wholly unclear.

The Proposal can be distinguished from no-action requests seeking to omit requests for reports on information where the Staff has declined to find stockholder proposal terms impermissibly vague and indefinite. For instance, in *NYSE Euronext* (avail. Feb. 12, 2013), a stockholder proposal requested that the company's board of directors prepare a report on expectations on the environmental, social, governance and sustainability disclosures made by listed companies in connection with establishing its listing standards for companies. In this context, the Staff did not agree that the phrase "current global expectations for issuer disclosure of ESG/sustainability information" caused the proposal to be excludable as vague. The proposal in that case defined "ESG." Moreover, the term "current global expectations," while undefined, was not essential to an understanding of the proposal. Unlike the terms at issue in *NYSE Euronext*, the term "specific high-risk countries" in the Proposal should be viewed as impermissibly vague, as it is neither defined in the Proposal nor is it, on its own and without additional context, a term that denotes any ordinary meaning.

In addition, the vagueness of the term "specific high-risk countries" is not permissible since it is critical to understanding the requested report. In *Career Education Corp.* (avail. Mar. 18, 2013), where a stockholder proposal sought a report on the ability of company-owned institutions' students to repay their student debt, the Staff declined to find certain terms (*e.g.*, "typical graduate" and "actively being repaid") impermissibly vague. The terms at issue in *Career Education*, however, could be viewed as having ordinary meanings upon which stockholders could rely with "reasonable certainty" in order to determine the information to be included in the requested report, and therefore the stockholders and the company would know the actions to be taken in the event the proposal were adopted. In contrast, the term "specific high-risk countries" has no ordinary meaning upon which stockholders can rely with "reasonable certainty." Moreover, the meaning of the term is further obscured by the addition of the broad metrics, which are themselves vague, listed in the Proposal's Supporting Statement. Consequently, unlike with the proposals at issue in *NYSE Euronext* and *Career Education*, stockholders voting on the Proposal would be unable to determine what actions the Company would need to take if the Proposal was implemented.

Accordingly, the Proposal's failure to define or explain the meaning of the term "specific high-risk countries" causes the Proposal to be impermissibly vague and indefinite and therefore excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Rick E. Hansen
Assistant Secretary and Supervising Counsel

Enclosures

cc: Louis Malizia, The International Brotherhood of Teamsters
Valerie Heinonen, The Ursuline Sisters of Tildonk, U.S. Province, and Mercy Investment Services, Inc.
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

EXHIBIT A

From: Jhingory Marcia
To: Corporate Governance Correspondence
Subject: FW: Chevron Proposal
Date: Tuesday, December 02, 2014 1:32:25 PM
Attachments: Chevron Cover ltr0001.pdf
Chevron CountrySelectionGuidelines 12022014.pdf
IBT PROOF OWNER CHEVRON CORP 12-02-14.pdf

I am pleased to submit the attached resolution on behalf of the Teamsters General Fund to be presented at the 2015 Annual Shareholder Meeting of Chevron Corp. If you have any questions in this regard, please direct them to Louis Malizia at lmalizia@teamster.org or 202-624-6930. A copy will be send by fax and by UPS Ground.

Kind regards,

Marcia Jhingory, *Office Manager*
IBT Capital Strategies
25 Louisiana Avenue, NW
Washington, DC 20001
Tel: 202.624.8100
Fax: 202.624-6833

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001


INTERNATIONAL BROTHERHOOD OF TEAMSTERS

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 2, 2014

BY FACSIMILE: 925.842.2846
BY UPS GROUND

Ms. Lydia I. Beebe, Corporate Secretary
& Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

I hereby submit the enclosed resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2015 Annual Meeting.

The General Fund has owned 60 shares of Chevron Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

WHEREAS: Chevron, in partnership with Total, the Petroleum Authority of Thailand, and Myanmar Oil and Gas Enterprise (MOGE), holds equity in one of Burma's largest investment projects: The Yadana gas-field and pipeline that transports gas to Thailand, generating billions of dollars for the Burmese regime;

Following the Burmese military's multiple crackdowns on and imprisonment of pro-democracy and human rights activists, Chevron has faced negative publicity, consumer boycotts, and operational risks concerning its investment in Burma;

Human rights organizations have documented egregious human rights abuses by Burmese troops employed to secure the pipeline area, including forcible relocation of villagers and use of forced labor;

In March 2005, Unocal settled a case for a reported multi-million dollar amount in which it was claimed that Unocal was complicit in human rights abuses by Burmese troops hired by the Yadana project to provide security;

By purchasing Unocal, Chevron acquired Unocal's investment in Burma, including its legal, moral, and political liabilities;

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy, stated in June 2012, that MOGE "The Myanmar Oil and Gas Enterprise (MOGE)...with which all foreign participation in the energy sector takes place through joint venture arrangements, lacks both transparency and accountability at present." She further stated: "Other countries could help by not allowing their own companies to partner MOGE unless it was signed up to such codes;"

According to a 2009 International Monetary Fund report, Burma's rulers added revenues from natural gas exports to the budget at the 30-year-old official exchange rate, causing the gas money to account for under one percent of budget revenue in 2007-08 instead of 57 percent if valued at market rates;

In July 2012, U.S. lawmakers, including Senators John McCain and Joseph Lieberman, called on the U.S. Administration to retain bans on U.S. companies working with MOGE. "We share Aung San Suu Kyi's concerns that MOGE's operations lack transparency, that it remains overly influenced by the Burmese military, and that the large amounts of foreign investment flowing into MOGE are not sufficiently accountable to the Burmese people or its parliament," the senators stated;

In March 26, 2014, Chevron announced its Burmese subsidiary, Unocal Myanmar Offshore Co. Ltd., was granted exploration rights in a block located offshore Myanmar, in the Rakhine basin;

Chevron does business in other countries with controversial human rights records: Angola, Kazakhstan, and Nigeria;

BE IT RESOLVED: The shareholders request the Board to make available by the 2015 annual meeting a report, omitting proprietary information and at reasonable cost, on Chevron's criteria for – (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific high-risk countries.

Supporting Statement:

We believe Chevron's current country selection process is opaque, leaving unclear how Chevron determines whether to invest in or withdraw from countries where:

- the government has engaged in ongoing, systematic human rights violations;
- there is a call for economic sanctions by human rights and democracy advocates; and,
- Chevron's presence exposes it to government sanctions, negative publicity, and consumer boycotts.


amalgamated
bank

December 02, 2014

Ms. Lydia I. Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

RE: Chevron Corporation - Cusip # 166764100

Dear Ms. Beebe:

Amalgamated Bank is the record owner of 60 shares of common stock (the "Shares") of Chevron Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 8/22/2006 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Malizia

275 Seventh Avenue
New York, NY 10001
amalgamatedbank.com

From:	Valerie Heinonen, o.s.u.
To:	Corporate Governance Correspondence
Subject:	Ursuline Sisters of Tildonk Human Rts Inv Crit proposal
Date:	Wednesday, December 03, 2014 6:39:57 AM
Attachments:	Chevron Hmn Rts osu 12-3-14.doc Chevron_CountrySelectionGuidelines_12022014.pdf

---

Attached are the filing letter and resolution on human rights criteria for the Ursuline Sisters of Tildonk. We are cofiling with the Teamsters represented by Louis Malizia.

Thank you.

S. Valerie

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C #10E
NY, NY 10009
Blue Point 631 363 2422 x2048 (9:30 till 5:00)
212 674 2542 (Manhattan)
heinonenv@juno.com


UT UNUM SINT

Ursuline Sisters of Tildonk

United States Province

December 3, 2014

Attn: Corporate Secretary and Chief Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

corpgov@chevron.com

Dear Ms./Sir:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution which requests the Board to make available a report on Chevron's criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific high-risk countries, filed for inclusion in the 2015 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk believe that corporations must review human rights policies, corporate values and business standards to ensure that human and environmental impacts of all corporate operations are addressed, particularly in countries where there are civil strife and egregious human rights violations. For this reason we are requesting the report on our Company's criteria for investing. A case in point, having watched Burma since the early 1980's, the lifting of U.S. sanctions on Burma, the actions corporations are taking to exploit that country's resources and weak Dodd Frank reports make us even more aware of the lack of experienced people in its government. Once again, the common good and an understanding of the Burmese and various tribes, unfortunately, are likely to be ignored.

The Ursuline Sisters of Tildonk is the beneficial owner of at least $2000 worth of shares of Chevron stock. Verification of ownership from a DTC participating bank will follow. We have held shares for at least one year and will continue to hold the stock through the date of the annual shareowners' meeting to be present in person or by proxy. The Ursuline Sisters of Tildonk is filing with the International Brotherhood of Teamsters, the lead filer. We agree that the Teamsters, through Louis Malizia, Assistant Director, Capital Strategies, is the contact for this resolution. He may be reached at 202 624 6930.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Province
205 Avenue C, NY NY 10009
heinonenv@juno.com

WHEREAS: Chevron, in partnership with Total, the Petroleum Authority of Thailand, and Myanmar Oil and Gas Enterprise (MOGE), holds equity in one of Burma's largest investment projects: The Yadana gas-field and pipeline that transports gas to Thailand, generating billions of dollars for the Burmese regime;

Following the Burmese military's multiple crackdowns on and imprisonment of pro-democracy and human rights activists, Chevron has faced negative publicity, consumer boycotts, and operational risks concerning its investment in Burma;

Human rights organizations have documented egregious human rights abuses by Burmese troops employed to secure the pipeline area, including forcible relocation of villagers and use of forced labor;

In March 2005, Unocal settled a case for a reported multi-million dollar amount in which it was claimed that Unocal was complicit in human rights abuses by Burmese troops hired by the Yadana project to provide security;

By purchasing Unocal, Chevron acquired Unocal's investment in Burma, including its legal, moral, and political liabilities;

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy, stated in June 2012, that MOGE "The Myanmar Oil and Gas Enterprise (MOGE)...with which all foreign participation in the energy sector takes place through joint venture arrangements, lacks both transparency and accountability at present." She further stated: "Other countries could help by not allowing their own companies to partner MOGE unless it was signed up to such codes;"

According to a 2009 International Monetary Fund report, Burma's rulers added revenues from natural gas exports to the budget at the 30-year-old official exchange rate, causing the gas money to account for under one percent of budget revenue in 2007-08 instead of 57 percent if valued at market rates;

In July 2012, U.S. lawmakers, including Senators John McCain and Joseph Lieberman, called on the U.S. Administration to retain bans on U.S. companies working with MOGE. "We share Aung San Suu Kyi's concerns that MOGE's operations lack transparency, that it remains overly influenced by the Burmese military, and that the large amounts of foreign investment flowing into MOGE are not sufficiently accountable to the Burmese people or its parliament," the senators stated;

In March 26, 2014, Chevron announced its Burmese subsidiary, Unocal Myanmar Offshore Co. Ltd., was granted exploration rights in a block located offshore Myanmar, in the Rakhine basin;

Chevron does business in other countries with controversial human rights records: Angola, Kazakhstan, and Nigeria;

BE IT RESOLVED: The shareholders request the Board to make available by the 2015 annual meeting a report, omitting proprietary information and at reasonable cost, on Chevron's criteria for – (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific high-risk countries.

Supporting Statement:

We believe Chevron's current country selection process is opaque, leaving unclear how Chevron determines whether to invest in or withdraw from countries where:

- the government has engaged in ongoing, systematic human rights violations;
- there is a call for economic sanctions by human rights and democracy advocates; and,
- Chevron's presence exposes it to government sanctions, negative publicity, and consumer boycotts.

The Mahon Group

Wealth Management
One Fawcett Place, 3rd Fl.
Greenwich, CT 06830

direct 203 625 4629
fax 203 625 4606
toll free 866 614 4509

Morgan Stanley

December 4, 2014

Chevron Corporation
Attn: Corporate Secretary and Chief Governance
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

To Whom It May Concern:

Re: Ursuline Sisters of Tildonk
Account *** FISMA & OMB Memorandum M-07-16 ***

This is to verify that the Ursuline Sisters of Tildonk have held continuously for over one year from December 3, 2014 at least $2,000 worth of Chevron Corporation common stock in their above referenced Morgan Stanley Wealth Management account. The Sisters have instructed us to hold this same amount through next year's annual meeting.

Morgan Stanley Wealth Management is affiliated with DTC through participant #0015.

Sincerely yours,



James C. Mahon

John C. Mahon
Executive Director
Financial Advisor
john.mahon@morganstanley.com

Stephen M. Korwin
Vice President
Wealth Management Associate
stephen.korwin@morganstanley.com

Amy Berg
Senior Registered Associate
amy.berg@morganstanley.com


MERCY
INVESTMENT
SERVICES, INC

December 5, 2014

Ms. Lydia Beebe, Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe:

Mercy Investment Services, Inc. is the investment program of the Sisters of Mercy of the Americas, which has long been concerned not only with financial returns of its investments, but also with the social and ethical implications of its investments. We believe that demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of Chevron.

We believe Chevron should examine its investment criteria in the context of its values, business standards and policies related to human rights and the risks Chevron might incur should there be allegations of human rights violations in communities in which it plans to operate, particularly where indigenous peoples live on commonly held tribal lands most of which have been under attack for decades by military juntas. Thus we ask for a report on Chevron's criteria for investment in; continued operations in; and, withdrawal from specific high-risk countries. We urge you to consider the common good and protect shareholder value by avoiding possible reputational, litigation and financial risk. As long-term shareholders of Chevron, we support transparency and accountability on human rights issues and believe such disclosure is in the best interest of both Company and shareholders.

Mercy Investment Services, Inc. is filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is co-filing this resolution with

2039 North Geyer Road . St. Louis, Missouri 63131-3332 . 314.909.4609 . 314.909.4694 (fax)
www.mercyinvestmentservices.org

the International Brotherhood of Teamsters, the lead filer. We agree that the Teamsters, through Louis Malizia, Assistant Director, Capital Strategies, will be the contact person for this resolution. He may be reached at 202-624-6930.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u., Director, Shareholder Advocacy
Mercy Investment Services, Inc.
vheinonen@mercyinvestments.org

WHEREAS: Chevron, in partnership with Total, the Petroleum Authority of Thailand, and Myanmar Oil and Gas Enterprise (MOGE), holds equity in one of Burma's largest investment projects: The Yadana gas-field and pipeline that transports gas to Thailand, generating billions of dollars for the Burmese regime;

Following the Burmese military's multiple crackdowns on and imprisonment of pro-democracy and human rights activists, Chevron has faced negative publicity, consumer boycotts, and operational risks concerning its investment in Burma;

Human rights organizations have documented egregious human rights abuses by Burmese troops employed to secure the pipeline area, including forcible relocation of villagers and use of forced labor;

In March 2005, Unocal settled a case for a reported multi-million dollar amount in which it was claimed that Unocal was complicit in human rights abuses by Burmese troops hired by the Yadana project to provide security;

By purchasing Unocal, Chevron acquired Unocal's investment in Burma, including its legal, moral, and political liabilities;

Nobel Peace Prize Laureate Aung San Suu Kyi, leader of the National League for Democracy, stated in June 2012, that MOGE "The Myanmar Oil and Gas Enterprise (MOGE)...with which all foreign participation in the energy sector takes place through joint venture arrangements, lacks both transparency and accountability at present." She further stated: "Other countries could help by not allowing their own companies to partner MOGE unless it was signed up to such codes;"

According to a 2009 International Monetary Fund report, Burma's rulers added revenues from natural gas exports to the budget at the 30-year-old official exchange rate, causing the gas money to account for under one percent of budget revenue in 2007-08 instead of 57 percent if valued at market rates;

In July 2012, U.S. lawmakers, including Senators John McCain and Joseph Lieberman, called on the U.S. Administration to retain bans on U.S. companies working with MOGE. "We share Aung San Suu Kyi's concerns that MOGE's operations lack transparency, that it remains overly influenced by the Burmese military, and that the large amounts of foreign investment flowing into MOGE are not sufficiently accountable to the Burmese people or its parliament," the senators stated;

In March 26, 2014, Chevron announced its Burmese subsidiary, Unocal Myanmar Offshore Co. Ltd., was granted exploration rights in a block located offshore Myanmar, in the Rakhine basin;

Chevron does business in other countries with controversial human rights records: Angola, Kazakhstan, and Nigeria;

BE IT RESOLVED: The shareholders request the Board to make available by the 2015 annual meeting a report, omitting proprietary information and at reasonable cost, on Chevron's criteria for – (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific high-risk countries.

Supporting Statement:

We believe Chevron's current country selection process is opaque, leaving unclear how Chevron determines whether to invest in or withdraw from countries where:

- the government has engaged in ongoing, systematic human rights violations;
- there is a call for economic sanctions by human rights and democracy advocates; and,
- Chevron's presence exposes it to government sanctions, negative publicity, and consumer boycotts.



BNY MELLON

December 5, 2014

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Mercy Investment Services Inc.

Dear Ms. Beebe:

This letter will certify that as of December 5, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 27 shares of Chevron Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Chevron Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

EXHIBIT B


Chevron

Global Operations, One Approach

In order to find, produce and provide energy, Chevron must go where energy resources may exist.

Chevron will operate where we can legally and profitably conduct our business in accordance with The Chevron Way values. These values place the highest priority on protecting people and the environment, respecting the law, supporting universal human rights and maintaining high ethical standards. The Chevron Way values are implemented through our adherence to a number of policies and directives, including Chevron's Corporate Investment Manual, Operational Excellence Management System (OEMS), Human Rights Policy and our Business Conduct and Ethics Code. This specific framework of policies, processes and management system guides our decisions about our capital investments and operations and provides a standardized approach to identify and manage the financial and nonfinancial risks we encounter in our global business.


Corporate Investment Manual
Operational Excellence Management System
THE CHEVRON WAY
Business Conduct & Ethics Code
Human Rights Policy

Chevron's decision whether to invest in a country or a particular project, or continue or cease operations, requires us to consider financial and nonfinancial criteria that are detailed in our Corporate Investment Manual, corporate policies and OEMS.

Defined in our Corporate Investment Manual, our financial criteria consist of traditional and proprietary methods of financial evaluation. These criteria are applied to all of our investments globally.

Chevron also has a number of nonfinancial criteria. These primarily include whether operating conditions will allow us to provide a safe and secure environment for our personnel and assets and uphold our support for human rights and anti-corruption.

Chevron's OEMS provides corporate expectations, processes and standards for our businesses to manage potential safety, environmental, operational and community risks across the life cycle of our assets and projects. For example, for all capital projects under Chevron's operational control, the OEMS requires application of our Environmental, Social and Health Impact Assessment process. The process can include assessments of potential impacts to natural resources, water use, community health, human rights and livelihoods. Information developed through the assessment process is integrated into project decision-making to avoid or reduce potentially significant environmental, social and health impacts. During our operations, Chevron uses additional OEMS processes designed to identify, assess and manage potential operational risks and to promote continual improvement of our environmental and safety performance.

The company's Human Rights Policy allows us to fulfill our responsibility to respect human rights. Our policy applies to all of our operations and is consistent with the Voluntary Principles on Security and Human Rights, the United Nations Declaration of Human Rights, the International Labour Organization Declaration on Fundamental Principles and Rights at Work, the International Finance Corporation's Performance Standard on Land Acquisition and Involuntary Resettlement and the World Bank Operational Policy and Bank Procedure on Indigenous Peoples. Our Human Rights Policy calls for assessments that are designed to identify and manage potential issues in our operations associated with resettlement, security, suppliers, labor laws and practices and vulnerable groups such as indigenous peoples.

Our Business Conduct and Ethics Code requires strict compliance with policies and laws against foreign corrupt practices and our conflict of interest policies. All employees are required to certify their understanding of the code. No matter where in the world we work, all employees are responsible for respecting all applicable laws and the policies in our code.

With The Chevron Way values as our foundation, we believe that our framework provides clear and consistent guidance and expectations for our investments and operational decisions wherever we operate.